Contact

www.linkedin.com/in/datarami
(LinkedIn)

Top Skills

Business Analysis
Product Development
Management

Languages

English (Native or Bilingual)
Arabic (Native or Bilingual)
French (Professional Working)

Certifications

Quality Trainer
Lean Six Sigma Green Belt Certification
Python for Applied Data Science

Rami Abi Habib

Co-Founder and CEO @ Querio - The first data co-pilot for product managers | Ex-Amazon | Ex-Apple
London, England, United Kingdom

Summary

As the Co-Founder and CEO of Querio, I am on a mission to democratize data analytics and empower users to leverage AI for their insights. Querio is a revolutionary product that provides context for data driven AI analytics. Letting you get the correct answer, stop hallucinations, and empower your company to be independent whether they want to connect, visualize, or analyze.

I have a strong background in product management, strategy, and innovation, with previous roles at Amazon, Apple, Data.World, and Lina.ai. At Amazon, I led the international expansion of Alexa AI and the development of novel ML solutions for logistics with Amazon Robotics. At Apple, I advised on education technology and curriculum design. At Lina.ai, I co-created an AI cooking assistant powered by IBM Watson. I also have a passion for social impact and emerging technologies, as a fellow at On Deck and an advisor at Guadaloop, a leading Hyperloop research group.

I hold two bachelor's degrees in Economics and International Relations from The University of Texas at Austin, and a certificate in Economics from Sciences Po. I have multiple certifications in data science, marketing, and I speak three languages: Arabic, French, and English.

I am driven by curiosity, challenge, and learning. I value empathy, collaboration, and diversity, and I seek opportunities to solve problems, communicate, and innovate with others. I am always eager to change and be changed by the world.

Ultimately, my experience and education shed some light on my interests, but not me. I am extremely empathetic, love fast-paced environments, prefer ambiguous situations, and will forever be extremely curious.

Experience

Querio
Co-Founder and CEO
June 2023 - Present (10 months)
London, England, United Kingdom

We're building the first data co-pilot for PMs. Whether you want to actually do self service data analytics, connect any sort of data (segment, DBs, CRMs), visualize, or engineer new databases, Querio is there to help.

Amazon
5 years

Senior Technical Product Manager
May 2022 - June 2023 (1 year 2 months)
London, England, United Kingdom

Senior Technical Product Manager for Amazon Alexa

Product @ Alexa can be divided in two: Either for the US, or for rest the world. I worked for Alexa International, which serviced every country other than the US. I was based in London, UK where Alexa's market penetration was the highest globally.

My work primarily consisted of strategizing What we should build (and why), and then translation that vision into realistic goals for my developer team and working partner stakeholders (Legal, Marketing, Finance, etc).

My most impactful work with this team came from releasing a joint product with the National Health Service (NHS) of England, where we released the first mental wellbeing app on Alexa.

Senior Product Manager
March 2021 - May 2022 (1 year 3 months)
New York, New York, United States

Robots @ Amazon ! Senior Product Manager in Middle / Last Mile Logistics for Amazon in the US and EU. Main products included sortation algorithms and Amazon Robotics Deployments.

Sr Process Engineer / Program Manager
March 2020 - March 2021 (1 year 1 month)

Operations Manager
July 2018 - March 2020 (1 year 9 months)

New York, New York

On Deck
Fellow
September 2021 - January 2023 (1 year 5 months)
New York, New York, United States

On Deck Catalyst is a ten-week remote program for young leaders who want to solve the world's most pressing problems and take an unconventional path to build their career.

Guadaloop
Advisor - Hyperloop
September 2016 - May 2020 (3 years 9 months)
Austin

An organization at the University of Texas at Austin, Texas Guadaloop is one of 24 finalist teams that are required to design and build a working concept of a Hyperloop Transportation System for the Hyperloop Pod Competition hosted by SpaceX.

- Responsible for corporate sponsorship and point of contact for corporate relations
- Developed Agile Framework based on SCRUM for Pod development for multi-system team
- Raised over $70,000 and won the innovation award at SpaceX for our original research
- Currently serve as an advisor for future competitions, and VP of related LLC

Lina.ai
Co-Founder
January 2017 - January 2020 (3 years 1 month)
United States

- Manage 8 employees; Raised venture funding, RELEASED a product !!
- Review development and design utilizing SCRUM methodology and the JIRA platform
- Created advertising material and use data driven metrics to grow daily active user base growth

data.world
Data Analyst
January 2018 - June 2018 (6 months)

Austin, Texas Area

- Company that deals with data collection, analytics, and visualization

-Utilizing data driven analytics to optimize sales, marketing, and development initiatives

-Developing a framework to efficiently score A|B tests, and new marketing channels

Apple

Educational Consultant

January 2016 - December 2017 (2 years)

Tailored Apple initiatives to campus specific opportunities

Reached out to University faculty to help increase educational productivity

Educated students on innovative uses for technology with school

Helped connect Apple technology with students and faculty of the University of Texas in order to streamline all aspects of education.

National Language Service Corps (NLSC)

Language Consultant

January 2017 - September 2017 (9 months)

United States

- Language specialist, infrequently called upon to translate sensitive documents for federal purposes

Translate between English, Arabic, and French.

Education

The University of Texas at Austin

Bachelor of Applied Science (B.A.Sc.) , Economics · (2014 - 2018)

The University of Texas at Austin

Bachelor of Arts (B.A.), International Relations and Affairs · (2014 - 2018)

Sciences Po

Certificate in Social Science, Economics · (2016 - 2017)